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SE

18006481

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section
MAR 01 2018
Washington DC
408

SEC FILE NUMBER
~~8-12645~~ 8-46433 yw

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GBS RETIREMENT SERVICES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2850 GOLF ROAD
(No. and Street)

ROLLING MEADOWS	IL	60008
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BETH MARREN O'REILLY 630-694-5174

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP

(Name – *if individual, state last, first, middle name*)

155 NORTH WACKER	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.D.

OATH OR AFFIRMATION

I, DIANA BUTTS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GBS RETIREMENT SERVICES, INC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO
Jennifer Jaconette
Notary Public
State of Ohio
My Commission Expires
5-22-22

Notary Public

Signature

PRESIDENT &COO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EY
Building a better working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Management of GBS Retirement Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GBS Retirement Services, Inc. (the Company) (a wholly owned subsidiary of Gallagher Benefit Services, Inc., which is a wholly owned subsidiary of Arthur J. Gallagher & Co.) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2017, without exception. Management of the Company is responsible for compliance with the exemption provision and its statement.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2018

EY
Building a better working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Stockholder and Management of GBS Retirement Services, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of GBS Retirement Services, Inc., (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2017. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries. No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2017. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether GBS Retirement Services, Inc.'s schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2017. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2018

EY
Building a better working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Management of GBS Retirement Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GBS Retirement Services, Inc. (the Company) (a wholly owned subsidiary of Gallagher Benefit Services, Inc., which is a wholly owned subsidiary of Arthur J. Gallagher & Co.) as of December 31, 2017, the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under

EY

Building a better working world

the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since at least 2000, but we are unable to determine the specific year.

Ernst & Young LLP

Chicago, Illinois

February 28, 2018

Financial Statements and Supplemental Information

GBS Retirement Services, Inc.
Year Ended December 31, 2017
With Report of Independent Registered Public Accounting Firm

GBS Retirement Services, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2017

Contents

EY
Building a better working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Management of GBS Retirement Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GBS Retirement Services, Inc. (the Company) (a wholly owned subsidiary of Gallagher Benefit Services, Inc., which is a wholly owned subsidiary of Arthur J. Gallagher & Co.) as of December 31, 2017, the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under

EY
Building a better
working world

the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since at least 2000, but we are unable to determine the specific year.

Ernst & Young LLP

Chicago, Illinois

February 28, 2018

GBS Retirement Services, Inc.

Statement of Financial Condition

December 31, 2017

Assets	
Cash and cash equivalents	$ 26,327,541
Investments, trading, at fair value	38,391
Interest receivable	1,594
Fees receivable	2,912,675
Commissions receivable	230,994
Deferred income tax receivable due from Arthur J. Gallagher & Co.	45,852
Fixed assets – at cost, less accumulated depreciation of $26,450	8,047
Other assets	123,776
	$ 29,688,870
Liabilities and stockholder's equity	
Accounts payable – affiliates	$ 19,192,722
Income taxes payable due to Arthur J. Gallagher & Co.	455,516
Other liabilities	574,749
	20,222,987
Stockholder's equity:	
Common stock, $1 par value – authorized, issued, and outstanding –1,000 shares (owned by Gallagher Benefit Services, Inc.)	1,000
Capital in excess of par value	788,968
Retained earnings	8,675,915
	9,465,883
	$ 29,688,870

See accompanying notes.

GBS Retirement Services, Inc.

Statement of Income

Year Ended December 31, 2017

Revenues		
Commissions	$	22,104,130
Fees		13,289,856
Investment income		10,927
		35,404,913
Expenses		
Professional fees		20,212,953
Salaries and employee benefits		1,083,630
Other operating expenses		4,563,330
Total expenses		25,859,913
Income before income taxes		9,545,000
Income tax expense:		
Current		3,798,571
Deferred		41,182
		3,839,753
Net income	$	5,705,247

See accompanying notes.

GBS Retirement Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2017

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Balance at January 1, 2017	$ 1,000	$ 788,968	$ 8,847,445	$ 9,637,413
Dividend to Gallagher Benefit Services, Inc	–	–	(6,066,248)	(6,066,248)
Capital contribution from Gallagher Benefit Services, Inc	–	–	189,471	189,471
Net income	–	–	5,705,247	5,705,247
Balance at December 31, 2017	$ 1,000	$ 788,968	$ 8,675,915	$ 9,465,883

See accompanying notes.

GBS Retirement Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2017

Operating activities	
Net income	$ 5,705,247
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income tax expense	41,182
Depreciation	3,101
Net cash flows from investments	10,250
Change in fees receivable	(939,478)
Change in commissions receivable	123,514
Change in amounts due to/from affiliates	(3,082,641)
Change in other assets	13,818
Change in interest receivable	(1,004)
Change in income taxes receivable from/payable to Arthur J. Gallagher & Co.	229,589
Change in other liabilities	100,855
Net cash provided by operating activities	2,204,433
Investing activities	
Purchases of fixed assets	(9,373)
Net cash used in investing activities	(9,373)
Financing activities	
Dividends paid to Gallagher Benefit Services, Inc	(6,066,248)
Capital contribution from Gallagher Benefit Services, Inc	189,471
Net cash used in financing activities	(5,876,777)
Net decrease in cash and cash equivalents	(3,681,717)
Cash and cash equivalents at beginning of year	30,009,258
Cash and cash equivalents at end of year	$ 26,327,541

See accompanying notes.

GBS Retirement Services, Inc.

Notes to Financial Statements

December 31, 2017

1. Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

GBS Retirement Services, Inc. (the Company) was incorporated in 1993, and is a wholly owned subsidiary of Gallagher Benefit Services, Inc. (GBS), which is a wholly owned subsidiary of Arthur J. Gallagher & Co. (Gallagher). The Company is a broker, consultant, and Financial Industry Regulatory Authority registered broker-dealer. The Company specializes in providing retirement services to not-for-profit entities, corporations, and publicly traded entities. Approximately 32% of the Company's commission revenue was collectively received from four insurance carriers.

The Company has a Marketing and Services Agreement (the Agreement) with NFP Securities, Inc. (NFP). Under the terms of the Agreement, employees of Gallagher are registered representatives of NFP. These representatives have access to products, materials, and services offered by NFP. In return, the Company pays NFP a percentage of its dealer commissions, which is recorded as a reduction in commission revenues.

In the preparation of the Company's financial statements as of December 31, 2017, management evaluated all material subsequent events or transactions that occurred after the balance sheet date through February 28, 2018, the date on which the financial statements were available to be issued, for potential recognition in its financial statements and/or disclosure in the notes thereto.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known that could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2017, the Company had all of its cash and cash equivalents invested at two financial institutions.

1. Summary of Significant Accounting Policies (continued)

Investments and Investment Income

Investments consisting of fixed-maturity U.S. government agency securities and U.S. government mortgage-backed securities are recorded at fair value on a recurring basis and are classified as trading. Changes in the fair value of investments are included in investment income in the statement of income. Fair value is based on the fair value hierarchy described in Note 3.

Revenue Recognition

The Company recognizes commissions as revenue when it has obtained the data necessary to reasonably determine such amounts. Typically, the Company cannot reasonably determine commission revenues until it has received the cash or the related detail or other specific information. Fee revenues generated by the Company represent fees earned for consulting work and other retirement projects and are recognized as income ratably over the service period.

Professional Fees and Other Expenses

Professional fees represent expenses incurred by GBS while providing consulting and client relationship services on behalf of the Company. The cost of these services is based on an allocation of the GBS consultants' salaries, bonus, benefits, and travel and entertainment expenses relative to time spent performing consulting services for the Company. Other expenses incurred by GBS and allocated to the Company include amortization of assets utilized in the generation of revenue earned by the Company.

Income Taxes

The Company is included in the consolidated federal income tax return of Gallagher. The Company's income tax provision is the amount that it would have incurred on a separate company tax return basis. Deferred income taxes represent the net tax effects of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. All income taxes are settled through an intercompany account with Gallagher.

Fidelity Bond

The Company maintains a $15,000,000 fidelity bond.

1. Summary of Significant Accounting Policies (continued)

Effect of New Accounting Pronouncements

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, as a new Accounting Standards Codification Topic 606 ("ASC Topic 606"), which will supersede nearly all existing revenue recognition guidance under GAAP. The core principal of the new accounting guidance is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract, where applicable. The standard is effective for us for annual periods beginning January 1, 2018. We adopted ASC Topic 606 as of January 1, 2018. An assessment to determine the impacts of the new accounting standard has been performed. Based on our assessment, the adoption of ASC Topic 606 did not have a material impact on our financial statements.

Credit Losses

In July 2016, the Financial Accounting Standards Board issued new accounting guidance for credit losses that changes the impairment model for most financial assets and certain other investments. The standard will replace today's incurred loss approach with an expected loss model for instruments measured at amortized cost and require entities to record allowances for available for sale debt securities rather than reduce the carrying amount. The standard requires entities to record a cumulative-effect adjustment to retained earnings the first reporting period in which the guidance is effective. This new guidance is effective in 2021. Management is currently reviewing the guidance, and does not expect the adoption of this new guidance to have a material effect on the financial statements.

2. Income Taxes

Significant components of the income tax expense in 2017, include the following:

Federal:	
Current	$ 3,323,335
Deferred	36,449
	3,359,784
State and local:	
Current	475,236
Deferred	4,733
	479,969
	$ 3,839,753

At December 31, 2017, the Company's net deferred income tax asset is attributable to differences in deferred compensation, unearned fees, and depreciable assets.

The Company has not established a valuation allowance in 2017. The Company paid $3,188,134 in income taxes to Gallagher relating to 2017.

There were no net unrecognized tax benefits that, if recognized, would affect the effective tax rate at December 31, 2017. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. At December 31, 2017, the Company had no accrued interest and penalties related to unrecognized tax benefits.

The Company is included in the consolidated federal income tax return of Gallagher and is also included in certain combined state tax returns, which include other members of the Gallagher consolidated group. At December 31, 2017, the Gallagher consolidated group had been examined by the Internal Revenue Service (IRS) through calendar year 2010. The IRS is currently conducting various examinations of calendar years 2011 and 2012. The Company files tax returns in U.S. federal jurisdictions and multiple state jurisdictions. As of 2017, the tax years that remain subject to examination begin with 2013.

On December 22, 2017, the U.S. enacted tax legislation commonly referred to as the Tax Cuts and Jobs Act (which we refer to as the Tax Act), which significantly revises the U.S. tax code by, among other things, lowering the corporate income tax rate from 35.0% to 21.0%.

2. Income Taxes (continued)

SEC Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (which we refer to as SAB 118) describes three scenarios associated with a company's status of accounting for income tax reform. Under the SAB 118 guidance, we have determined that while our accounting for the following elements are incomplete, we are able to make reasonable estimates for certain effects of tax reform. In our 2017 financial statements, we have recognized provisional amounts for our deferred income taxes based on reasonable estimates. However, as of the date of this report, we are continuing to evaluate the accounting impactions of the Tax Act as we continue to assemble and analyze all the information required to prepare and analyze these effects and await additional guidance from the U.S. Treasury Department, Internal Revenue Service or other standard-setting bodies. We continue to assess information relating to these amounts. Additionally, we continue to analyze other information and regulatory guidance and accordingly we may record additional provisional amounts or adjustments to provisional amounts in future periods.

We have determined that our net deferred tax asset will require revaluation as a result of the Tax Act. We have recognized a provisional $24,690 net expense to the provision for income taxes for the year ended December 31, 2017 as a result of the revaluation of our net deferred tax assets.

3. Fair Value

The FASB Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement* (FASB ASC 820), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable or the asset or liability, either directly or indirectly.

3. Fair Value (continued)

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

When available, the Company generally uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a quoted market price is not available, the Company will make use of acceptable practical expedients (such as matrix pricing) to estimate fair value, in which case the items are classified in Level 2.

All of the Company's investments in U.S. government agency and U.S. government mortgage-backed securities, with a fair value of $38,391 are classified as Level 2. There were no transfers between Levels 1, 2, or 3 during the year.

4. Related-Party Transactions

Professional fees represent expenses incurred by GBS while providing consulting and client relationship services on behalf of the Company. The cost of these services is based on an allocation of the GBS consultants' salaries, bonus, benefits, and travel and entertainment expenses relative to time spent performing consulting services for the Company. The amount of this allocation for 2017 is $20,212,953.

Certain operating expenses are allocated directly by Gallagher to the Company based on employee headcount, salary, and revenue ratios. The allocated expenses are classified as salaries and employee benefits and other operating expenses on the Company's statement of income. Other allocation bases could produce different results.

Expenses allocated by Gallagher to the Company in 2017, were as follows:

Business insurance premiums	$	98,364
Accounting and management services		643,483
Management and employee leasing fee		2,534,127
Total included in other operating expenses	$	3,275,974
Employee group insurance and various payroll tax-related items	$	146,643

Employee group insurance and various payroll tax-related items include expenses related to retirement plans and are included in salaries and employee benefits.

4. Related-Party Transactions (continued)

During 2017, the Company paid dividends to Gallagher totaling $6,066,248 and received a capital contribution from Gallagher totaling $189,471. These amounts represent the allocation of other costs and income from Gallagher for stock option costs, which will not be reimbursed.

5. Commitments

The Company intends to continue to make periodic distributions to Gallagher while maintaining net capital in excess of its required amount.

6. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. The net capital rules may effectively restrict the payment of cash dividends. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company has net capital (as defined under Rule 15c3-1) of $6,107,495 and a net capital requirement of $1,348,199. The Company's ratio of aggregate indebtedness to net capital was 3.31 to 1.

Supplemental Information

GBS Retirement Services, Inc.

Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

Net capital		
Stockholder's equity	$	9,465,883
Less non-allowable assets		3,322,938
Less haircuts on securities		35,450
Net capital	$	6,107,495
Required net capital (the greater of 6 2/3% of aggregate indebtedness or $5,000)	$	1,348,199
Excess net capital	$	4,759,296
Aggregate indebtedness		
Accounts payable and other liabilities	$	20,222,987
Ratio of aggregate indebtedness to net capital		3.31
Non-allowable assets:		
Interest receivable	$	1,594
Fees receivable		2,912,675
Commissions receivable		230,994
Deferred income tax receivable due from Arthur J. Gallagher & Co.		45,852
Net fixed assets		8,047
Other Assets		123,776
	$	3,322,938
Haircuts on trading and investment securities:		
Exempted securities	$	1,708
Other securities		33,742
	$	35,450

No material differences exist between the above computation and the computation included in the Company's corresponding amended unaudited FOCUS Part IIa filing as of December 31, 2017 submitted February 28, 2018. See accompanying reconciliation

Reconciliation with the Company's computation of net capital as of December 31, 2017

Net Capital as reported in the Company's Part IIA (unaudited) FOCUS report filed January 22, 2018	$ 6,075,957
Adjustments	
Adjustment related to updated tax provision	(37,194)
Adjustment to non-allowable asset amount	68,732
Net capital as reported above and in the Company's Part IIA (unaudited) amended FOCUS report, filed on February 28, 2018	$ 6,107,495

GBS Retirement Services, Inc.

Schedule II - Computation for Determination of
Reserve Requirements under Rule 17a-5(d)

December 31, 2017

The Company is exempt from the computation of reserve requirements under paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934.

GBS Retirement Services, Inc.

Schedule III - Information Relating to
Possession or Control of Securities under Rule 17a-5(d)

December 31, 2017

The Company is exempt from the possession or control requirements under paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

GBS Retirement Services, Inc.

Year Ended December 31, 2017

With Report of Independent Registered Public Account Firm

Arthur J. Gallagher & Co.
BUSINESS WITHOUT BARRIERS

Dennise M. Felix-Thompson, ACS
545 Metro Place South, Suite 150
Dublin, OH 43017

Gallagher

Insurance | Risk Management | Consulting

March 1, 2018

SEC
Mail Processing
Section
MAR 05 2018
Washington DC
408

Securities & Exchange Commission
Division of Trading & Markets
100 F St., NE, Mail Stop 7010
Washington, DC 20549

RE: GBS Retirement Services, Inc. Annual Financial Statement Filing

To Whom This May Concern:

Please find enclosed all the required documentation to complete the Annual Financial Statement Filing for GBS Retirement Services, Inc. Should you need any additional documentation, please contact Dennise Thompson at dennise_thompson@ajg.com or 614.356.2469. Thank you for your time and assistance.

Best regards,

Dennise M. Felix-Thompson

Senior Licensing Paralegal